J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 01 August 2007

Dear Sir

J Sainsbury Announces: Voting rights and capital.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 1 August 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

J Sainsbury plc
1 August 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31July 2007, consists of 1,741,649,900 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,649,900.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
1 August 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31July 2007, consists of 1,741,649,900 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,649,900.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
1 August 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31July 2007, consists of 1,741,649,900 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,649,900.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
1 August 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31July 2007, consists of 1,741,649,900 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,649,900.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
1 August 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31July 2007, consists of 1,741,649,900 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,649,900.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

RECEIVED

2007 AUG 15 A 11: 18

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 01 August 2007

Dear Sir

J Sainsbury Announces: Directorate Change/Director PDMR Shareholding.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 1 August 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

J Sainsbury plc
01 August 2007

J Sainsbury plc - LR 9.6.13 R

Today Mary Harris joined the Board of J Sainsbury plc as a Non-Executive Director and Michael (Mike) Coupe joined the Board as an Executive Director.

In accordance with LR 9.6.13 (1) R, Mary Harris has a directorship in TNT NV. No further information is required to be disclosed pursuant to LR 9.6.13 R in respect of the appointments of Mary Harris and Mike Coupe.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
01 August 2007

J Sainsbury plc - LR 9.6.13 R

Today Mary Harris joined the Board of J Sainsbury plc as a Non-Executive Director and Michael (Mike) Coupe joined the Board as an Executive Director.

In accordance with LR 9.6.13 (1) R, Mary Harris has a directorship in TNT NV. No further information is required to be disclosed pursuant to LR 9.6.13 R in respect of the appointments of Mary Harris and Mike Coupe.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
01 August 2007

J Sainsbury plc - LR 9.6.13 R

Today Mary Harris joined the Board of J Sainsbury plc as a Non-Executive Director and Michael (Mike) Coupe joined the Board as an Executive Director.

In accordance with LR 9.6.13 (1) R, Mary Harris has a directorship in TNT NV. No further information is required to be disclosed pursuant to LR 9.6.13 R in respect of the appointments of Mary Harris and Mike Coupe.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
01 August 2007

J Sainsbury plc - LR 9.6.13 R

Today Mary Harris joined the Board of J Sainsbury plc as a Non-Executive Director and Michael (Mike) Coupe joined the Board as an Executive Director.

In accordance with LR 9.6.13 (1) R, Mary Harris has a directorship in TNT NV. No further information is required to be disclosed pursuant to LR 9.6.13 R in respect of the appointments of Mary Harris and Mike Coupe.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
01 August 2007

J Sainsbury plc - LR 9.6.13 R

Today Mary Harris joined the Board of J Sainsbury plc as a Non-Executive Director and Michael (Mike) Coupe joined the Board as an Executive Director.

In accordance with LR 9.6.13 (1) R, Mary Harris has a directorship in TNT NV. No further information is required to be disclosed pursuant to LR 9.6.13 R in respect of the appointments of Mary Harris and Mike Coupe.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

1 August 2007

J Sainsbury plc's Employee Share Ownership Trust, released 32,200 ordinary shares in J Sainsbury plc on 1 August 2007 to Darren Shapland, chief financial officer, to satisfy the second release of shares under his restricted share plan. 13,202 shares have been sold at £5.6611 to pay the associated tax.

Darren Shapland now holds 137,253 ordinary shares in J Sainsbury plc.

As disclosed previously these arrangements were made to compensate Darren Shapland for losses arising from the Carpetright Executive Incentive Plans in the form of an award of restricted shares.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

1 August 2007

J Sainsbury plc's Employee Share Ownership Trust, released 32,200 ordinary shares in J Sainsbury plc on 1 August 2007 to Darren Shapland, chief financial officer, to satisfy the second release of shares under his restricted share plan. 13,202 shares have been sold at £5.6611 to pay the associated tax.

Darren Shapland now holds 137,253 ordinary shares in J Sainsbury plc.

As disclosed previously these arrangements were made to compensate Darren Shapland for losses arising from the Carpetright Executive Incentive Plans in the form of an award of restricted shares.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

1 August 2007

J Sainsbury plc's Employee Share Ownership Trust, released 32,200 ordinary shares in J Sainsbury plc on 1 August 2007 to Darren Shapland, chief financial officer, to satisfy the second release of shares under his restricted share plan. 13,202 shares have been sold at £5.6611 to pay the associated tax.

Darren Shapland now holds 137,253 ordinary shares in J Sainsbury plc.

As disclosed previously these arrangements were made to compensate Darren Shapland for losses arising from the Carpetright Executive Incentive Plans in the form of an award of restricted shares.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

1 August 2007

J Sainsbury plc's Employee Share Ownership Trust, released 32,200 ordinary shares in J Sainsbury plc on 1 August 2007 to Darren Shapland, chief financial officer, to satisfy the second release of shares under his restricted share plan. 13,202 shares have been sold at £5.6611 to pay the associated tax.

Darren Shapland now holds 137,253 ordinary shares in J Sainsbury plc.

As disclosed previously these arrangements were made to compensate Darren Shapland for losses arising from the Carpetright Executive Incentive Plans in the form of an award of restricted shares.

Enquiries:
Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

1 August 2007

J Sainsbury plc's Employee Share Ownership Trust, released 32,200 ordinary shares in J Sainsbury plc on 1 August 2007 to Darren Shapland, chief financial officer, to satisfy the second release of shares under his restricted share plan. 13,202 shares have been sold at £5.6611 to pay the associated tax.

Darren Shapland now holds 137,253 ordinary shares in J Sainsbury plc.

As disclosed previously these arrangements were made to compensate Darren Shapland for losses arising from the Carpetright Executive Incentive Plans in the form of an award of restricted shares.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

RECEIVED

2007 AUG 15 A 11:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 01 August 2007

Dear Sir

J Sainsbury Announces: Notification of relevant securities in issue.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 1 August 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

Sainsbury(J) PLC
1 August 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,741,664,469 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
1 August 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,741,664,469 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
1 August 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,741,664,469 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
1 August 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,741,664,469 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

END